EXHIBIT 99.1

NewsRelease

TC Energy, 3 Rivers Energy Partners to develop renewable natural gas production facility at Jack Daniel Distillery
Project is TC Energy’s first RNG production investment

CALGARY, Alberta – Oct. 17, 2022 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) announced today a $29.3 million investment in a renewable natural gas (RNG) production facility near the Jack Daniel Distillery in Lynchburg, TN. Owned by Lynchburg Renewable Fuels LLC, the facility will produce RNG with a carbon intensity score that is 50 per cent lower than traditional natural gas, saving up to 16,000 tonnes of CO2e/ year. The project is being developed by 3 Rivers Energy Partners, LLC, also an owner in Lynchburg Renewable Fuels.

Once operational in 2024, a byproduct of the Jack Daniel’s distilling process will be broken down to generate methane gases recovered as biogas. A biogas upgrade plant will remove contaminants to produce pipeline-quality RNG that will be directly connected to a local natural gas utility. Liquid fertilizer will also be produced in the process, processed, stored and distributed to meet local agriculture demand.

“This investment is our first in the production of renewable natural gas,” said Corey Hessen, TC Energy Executive Vice-President and President, Power & Energy Solutions. “The production of RNG onsite at the Jack Daniel Distillery offers TC Energy one more opportunity to meet the challenge of growing energy needs and reducing emissions while providing customers with access to an affordable, reliable source of energy.”

TC Energy will market 100 per cent of the RNG production and environmental attributes, which include renewable identification numbers and low carbon fuel standards.
“Our goal is to create lasting partnerships that give organizations the ability to create a sustainable future by utilizing bio-waste to reduce energy and help sustain local agriculture,” said John Rivers, CEO of 3 Rivers Energy Partners. “What we are doing is a major step for Jack Daniel’s, the local agriculture, and our planet’s future.”

TC Energy and 3 Rivers Energy Partners have also committed to jointly develop future RNG projects.

Since 2002, TC Energy has transported RNG with the current capacity to flow over 30 Bcf annually to market through 17 interconnects across its footprint of thousands of miles of pipelines. This investment marks the company’s first for producing RNG.

The announcement builds upon TC Energy’s ongoing development of its extensive low-carbon energy portfolio, most recently as the company commenced construction in October on an 81 MW solar facility in Alberta.

About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

About 3 Rivers
As an energy developer, 3 Rivers Energy Partners (3RE) specializes in the design, build, and operations of renewable natural gas projects. Our teams work to provide renewable energy solutions for organizations by utilizing their existing bio-waste streams as feedstock for renewable energy sources. This allows organizations to lower their environmental impact and help return vital nutrients to the earth. We take renewable energy projects from idea to operation. Empowering organizations to create a sustainable future.  3riversenergy.com

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Stone Grissom / Suzanne Wilton
media@tcenergy.com
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403-920-7911 or 800-361-6522

3 Rivers Energy Inquiries:
John Rivers
john.rivers@3riversenergy.com
269-266-2631